CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, TX 77027

January 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNS Pharmaceuticals, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-275973

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CNS Pharmaceuticals, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on January 18, 2024, or as soon thereafter as possible on such date.

We request that we be notified of such effectiveness by a telephone call to Cavas Pavri at (202) 724-6847 of ArentFox Schiff LLP, and we request that such effectiveness also be confirmed in writing.

Very truly yours,

CNS Pharmaceuticals, Inc.

By: /s/ Christopher Downs

Name: Christopher Downs

Title: Chief Financial Officer

cc: Cavas Pavri, ArentFox Schiff LLP